             |
             |  GATX Corporation                                 ROBERT C. LYONS
[GATX LOGO]  |  500 West Monroe Street                          Vice President &
             |  Chicago, IL 60661                        Chief Financial Officer
             |
                                                               Tel: 312.621.6633
                                                               Fax: 312.621.6644






March 1, 2007

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:   GATX FINANCIAL CORPORATION ("GFC")
      FILE NO. 001-08319

Dear Ms. Cvrkel:

         We are following up on our prior correspondence and discussions regarding the staff's review of GFC's Form 10-K for the year ended December 31, 2005. We previously responded to your questions and comments and we believe all issues have been resolved to your satisfaction with the exception of the following matter. You'll recall that two of our equity investments, CL Air and Pembroke, exceeded the significance threshold in accordance with Rule 3-09 of Regulation S-X ("Rule 3-09") for the year ended December 31, 2005. The staff recommended that we amend our 2005 filing to include the audited financial statements for both CL Air and Pembroke.

         We initiated the process of amending our filing to include the audited financial statements for these investments; however, we noted a number of issues that would hinder our ability to complete this process in a timely and efficient manner.

         Specifically, Pembroke is domiciled in Ireland and as a result, the 2005 financial statements prepared by management were prepared in accordance with applicable Isle of Man law and United Kingdom ("UK") Generally Accepted Accounting Principles ("GAAP"). In order for us to comply with Rule 3-09, we would be obligated to convert these financial statements to United States ("US") GAAP or otherwise provide a reconciliation from UK to US GAAP, modify disclosures to satisfy Regulation S-X, and then have them audited. Given that we no longer have any ownership interest in Pembroke or any ongoing relationship with their management team, imposing this request on Pembroke management will likely present a challenge in completing this request in a timely manner. Likewise, CL Air's financial statements would need to be modified to be Regulation S-X compliant and re-audited. Additionally, while GATX Financial Corporation

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Ms. Linda Cvrkel
March 1, 2007
Page 2 of 3


("GFC") previously managed the operations of CL Air, as a result of the sale of our Air business, the individuals that handled these activities are no longer employed by GFC. Furthermore, it's our understanding that the current owner of CL Air is in the process of dissolving the entity.

         In addition to the audited financial statements, we would also need to obtain consents from the independent auditors to permit us to include the audited financial statements and their respective opinions in our amended filing. In order to provide consent, the auditors would be obligated to perform a number of post-report review procedures in the case of both CL Air and Pembroke, which entails inquiries and analytical reviews of subsequent periods to ensure they and management are not aware of any subsequent results that would call into question their previous opinion. In addition, other procedures would need to be completed including updates to legal letters, reviews of minutes of Board of Directors meetings and related committees and updates to management representation letters. Once again, this would likely require considerable time to complete.

         Finally, the effort required to prepare these financial statements and as well as the coordination effort needed with respect to our former partners and external auditors will result in significant added expense to GFC and will divert considerable resources away from more value adding activities within our organization.

         Both CL Air and Pembroke were part of our Air business that we sold in 2006. As a consequence, the financial operations of both CL Air and Pembroke were reported as part of discontinued operations in our Form 10-Q filed for the period ended September 30, 2006 and our Form 10-K for the year ended December 31, 2006, that we filed on March 1st. We completed the sale of our interest in Pembroke in July 2006 and concluded on the sale of CL Air in January 2007. We will have no continuing interest in either of these investments.

         Since we have sold our Air business, we believe the significance of including the Pembroke and CL Air financial statements is greatly diminished. We also believe its worth noting that the earnings ratios exceeded the 20% threshold due to material non-recurring impairment charges taken with respect to both investments. In each case, the impairments charges were related to our decision to sell these investments or the underlying assets owned by the investee. Excluding the impact of these charges, the earnings ratios for purposes of the significance test in each case would not have exceeded 20%. Also, our investment in each of these investments as a percentage of total assets was 1% for CL Air and zero for Pembroke at December 31, 2005. Additionally, the earnings of and GFC's investment in CL Air and Pembroke did not exceed the significance threshold test in any prior year. Based on these circumstances, we requested a waiver from Rule 3-09 from the Office of the Chief Accountant. The staff denied our request noting that as a matter of policy such waivers were not generally provided; however, in their response, the staff did not object to omitting the 2005 audited financial statements for CL Air and Pembroke from our 2006 and 2007 filings.

         We recognize the importance of high quality financial reporting in full compliance with all SEC regulations and guidelines and GFC is committed to preparing its filings on that basis. However, under the present circumstances, we don't believe that excluding the audited financial statements of CL Air and Pembroke from our 2005 filing has a meaningful impact on the information and disclosures provided to the users of our financial statements. Additionally, given the steps necessary to complete this process, including the participation of the current management of CL Air and Pembroke and the independent auditors for both entities, it's uncertain as to when we would be able to file an amended annual report for 2005. Further, the


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Ms. Linda Cvrkel
March 1, 2007
Page 3 of 3


difficulties we face in order to comply with this requirement, as outlined above, does not appear to be justified. Considering that GFC has sold both investments and that financial results from these investments, as well as our entire Air business, were reported at discontinued operations in our 2006 Form 10-K, we believe amending our 2005 filing to provide this information will provide minimal benefit to users of our financial statements.

         We would be pleased to discuss this issue in further detail, at your convenience. If you have any questions or need additional information, please do not hesitate to call Bill Muckian, Vice President and Controller, at (312) 621-6402 or me at (312) 621-6633.

Sincerely,



RCL/mm
enclosure

cc:  D.A. Golden
     W.M. Muckian
     Ms. Claire Erlanger, SEC Staff